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SEC FILE NUMBER
8-52121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BURCH & COMPANY, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4151 N MULBERRY DRIVE, SUITE 235
(No. and Street)

KANSAS CITY	MO	64116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JESSICA PASTORINO	816-842-4660	JPASTORINO@BURCHCO.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DAVID LUNDGREN & CO
(Name – if individual, state last, first, and middle name)

505 N MUR LEN RD	OLATHE	KS	66062
(Address)	(City)	(State)	(Zip Code)

	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JESSICA PASTORINO_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BURCH & COMPANY INC._____, as of 12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
JENIFER L BURCH
Notary Public - Notary Seal
Platte County - State of Missouri
Commission Number 12375281
My Commission Expires Aug 1, 2023
```

Notary : _____

Signature: _____

Title:
PRESIDENT

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ● (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ● (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BURCH & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2025

BURCH & COMPANY, INC.

Table of Contents

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Burch & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Burch & Company, Inc. as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Burch & Company, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Burch & Company, Inc.'s management. Our responsibility is to express an opinion on Burch & Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Burch & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Burch & Company, Inc.'s financial statements. The supplemental information is the responsibility of Burch & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Burch & Company, Inc.'s auditor since 2016.

Olathe, Kansas
February 27, 2026

BURCH & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$ 777,873
Accounts receivable:	
Success, advisory, consulting and administrative fees	218,000
Officer and shareholder	150,490
Prepaid expenses	62,344
Prepaid income taxes	8,620
Real estate	346,784
Operating lease right-of-use asset	192,683
Property and equipment, net of accumulated depreciation	
of $31,005	-
Total assets	$ 1,756,794

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 133,229
Commissions and fees payable	211,332
Payroll liabilities	14,239
Accrued income taxes payable	1,450
Operating lease liability	196,130
Deferred income taxes	15,337
Total liabilities	571,717
Stockholder's equity:	
Common stock, $1 par value, 30,000 shares authorized,	
1,000 issued and outstanding	1,000
Additional paid-in capital	38,946
Retained earnings	1,145,131
Total stockholder's equity	1,185,077
Total liabilities and stockholder's equity	$ 1,756,794

See the accompanying notes to financial statements.

BURCH & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES	
Merger and acquisition success fees	$ 24,867,876
Advisory and consulting fees	554,228
Administrative fees	611,031
Other	39,213
Total revenues	26,072,348
EXPENSES	
Commissions	24,144,965
Employee compensation and benefits	1,131,049
Professional services	168,034
Lease expense	25,169
Registration fees, insurance and bonding	262,895
Office expenses	110,162
Other administrative expenses	30,500
Total expenses	25,872,774
Income before income taxes	199,574
INCOME TAXES	
Current expense	50,550
Deferred benefit	(807)
Net income	$ 149,831

See the accompanying notes to financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Stockholder's equity, beginning of year	$ 1,000	$ 38,946	$ 1,115,300	$ 1,155,246
Net income	-	-	149,831	149,831
Dividends paid	-	-	(120,000)	(120,000)
Stockholder's equity, end of year	$ 1,000	$ 38,946	$ 1,145,131	$ 1,185,077

See the accompanying notes to financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 149,831
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income tax benefit	(807)
Interest added to advances	(5,664)
Noncash amortization of lease right-of-use asset	48,495
(Increase) decrease in current assets and increase (decrease) in current liabilities:	
Success, advisory, consulting and administrative fees receivable	(93,000)
Prepaid expenses and income taxes	(5,339)
Accounts, commissions and fees payable	120,102
Payroll tax liabilities	344
Income taxes payable	(3,733)
Lease liability	(46,231)
Total adjustments	14,167
Net cash provided by operating activities	163,998
CASH FLOWS FROM INVESTING ACTIVITIES	
Officer and shareholder advances, net	(27,331)
Purchase of real estate additions	(4,685)
Net cash used by investing activities	(32,016)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(120,000)
Increase in cash and cash equivalents	11,982
Cash and cash equivalents, beginning of year	765,891
Cash and cash equivalents, end of year	$ 777,873
Supplemental Disclosures:	
Income taxes paid during the year	$ 62,903

See the accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Burch & Company, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's revenue is primarily from licensing merger and acquisition professionals to accommodate any securities related to middle market mergers and acquisition transactions in the United States.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Segments

The Company is engaged in a single line of business as a securities broker-dealer to provide merger and acquisition-related services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company did not have greater than 10% percent of its total revenues from any single external customer in 2025.

Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies its contractual obligations by transferring control over goods or services to a customer.

Revenue from Contracts with Customers

Revenue from contracts with customers includes merger and acquisition (M&A) success, advisory and consulting fees. The recognition and measurement of these revenues is based on the assessment of the individual contract terms. Judgment is required to determine whether contractual obligations are satisfied at a point in time or over time; how to allocate fees where multiple services are identified; and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Recognition of M&A Success, Advisory and Consulting Fees

The Company has contracts to provide M&A advisory, consulting and transaction-based services. The revenue from advisory and consulting services is recognized over time as the customer receives the benefit of the services as they are provided. Success fees are recognized at the point in time that the M&A transaction is completed, generally the closing date of the transaction.

Administrative Fee Revenue

The Company receives administrative fees under agreements with its independent contractor representatives for the use of its M&A platforms and services. This revenue is recognized when billed in accordance with the terms of the agreements.

Success, Advisory, Administrative Fees Receivable, and Allowance for Credit Losses

The Company accounts for credit losses in accordance with Financial Accounting Standards Board (FASB) ASU No. 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires the recognition of expected credit losses upon the initial recognition of the asset in order to reflect the net amount expected to be collected.

For these receivables, the Company determines the allowance using historical loss experience, current conditions, and any reasonable and supportable forecasts that may affect the collectability of the remaining cash flows over the contractual term, which is generally for a short-term duration.

Based on the results of this determination, management will report the change in the amount of expected losses through a charge to earnings and a credit to the allowance. At December 31, 2025 it was determined that no allowance was necessary, and there was no allowance at December 31, 2024.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase. Cash equivalents at December 31, 2025 consist of cash in banks of $198,967 and a money market mutual fund of $578,906.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP also establishes a three-level fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. Level 1 input is based on quoted prices in active markets for identical assets. The Company's $578,906 money market fund is valued at the closing price reported by the fund, is deemed actively traded, and considered Level 1 in the hierarchy.

Income Taxes and Tax Positions

The amount of current and deferred taxes is calculated as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the position, based on technical merit, and recognizes the greatest amount of benefit that is more likely than not to be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2025 the Company did not have any unrecognized tax benefits.

Property and Depreciation

Property and equipment at December 31, 2025 consists of the following and is depreciated using the straight-line method over the following lives:

	Balance	Lives
Office furniture and computer equipment	$ 31,005	5-10 years
Less accumulated depreciation	(31,005)	
	$ 0	

Concentrations-Financial Instruments

Financial instruments that potentially subject the Company to significant concentration consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions that maintain FDIC insurance for deposits up to $250,000. As of December 31, 2025, the Company's deposits were covered by FDIC insurance.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Operating Leases

The Company recognizes and measures its operating leases in accordance with FASB ASU 2016-02, Leases (Topic 842). For leases with an initial term of over twelve months, Topic 842 requires the recognition of lease right-of-use (ROU) assets and lease liabilities when a determination is made at inception of the contract that the arrangement is a lease. ROU assets represent the Company's right to use the underlying asset for the lease term and the lease liabilities represent the obligation to make the lease payments and are recognized at the commencement date based on the present value of the future lease payments over the lease term, which includes options to renew if it is reasonably certain they will be exercised, using the Company's incremental borrowing rate as the implicit rate in the lease is not known. Lease cost is recognized on a straight-line basis over the lease term.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule l5c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2025, the Company had net capital of $613,930, which was $589,684 in excess of its required net capital of $24,246. The percentage of aggregate indebtedness to net capital was 59.24%.

NOTE 3 – RELATED PARTY TRANSACTIONS

Officer and Shareholder Receivables

During 2025, the Company made advances of $60,218 to officers and $35,694 to a shareholder under 4.3% demand notes. Repayments on the officer notes were $44,692, and $23,489 on the shareholder note. The balances outstanding at December 31, 2025 were $58,754 on the officer notes and $91,736 on the shareholder note.

NOTE 3 – RELATED PARTY TRANSACTIONS (continued)

<u>M&A Securities Group, Inc.</u>

During the year, the Company engaged in various transactions with M&A Securities Group, Inc., a related entity. These transactions included the receipt of $84,000 of business development fees in accordance with the terms of a recruiting and consulting fee agreement, $96,000 for shared compliance services, and $30,000 for the use of office space.

NOTE 4 – SEGMENT REPORTING

The following table presents the segment revenue and significant expenses for the year ended December 31, 2025:

Revenue:	$ 26,072,348
Less:	
Commissions	24,144,965
Employee compensation and benefits	1,131,049
Professional services	168,034
Lease expense	25,169
Registration fees and bonding	262,895
Office expenses	110,162
Other administrative expenses	30,500
Provision for income taxes	49,743
Net income	$ 149,831

Other administrative expenses include licenses, repairs, and travel expenses.

The following table presents the other required segment disclosures for the year ended December 31, 2025:

Revenues from external customers	$ 25,422,104
Administrative fees	611,031
Interest revenue	27,179
Other income	12,034
Total revenues	$ 26,072,348
Segment assets	$ 1,756,794

NOTE 5 – LEASES

The Company's lease for its office space is for the period from August 1, 2024 to July 31, 2029. The lease contains one five-year renewal option, yet management is not reasonably certain it will be exercised. Payments due under the lease include fixed payments and variable payments for the Company's proportionate share of property taxes, insurance, and common area maintenance. The variable lease payments are not included in the lease payments used to determine the lease liability and are expensed when incurred. There were no variable lease payments in 2025. The incremental borrowing rate used to determine the present value of the lease payments is 4.5%.

The components of the lease cost for the year ended December 31, 2025 are as follows:

Operating lease cost	$58,253

Supplemental cash flows information as of December 31, 2025 is as follows:
Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	$55,989

The 2025 lease expense is reported net of the $30,000 reimbursed by M&A Securities Group, Inc., who is a guarantor of the lease.

The maturities of the lease liabilities under the office lease are as follows:

Undiscounted lease payments due in:	
2026	$ 7,389
2027	58,824
2028	60,294
2029	35,679
Total	212,186
Less imputed interest	(16,056)
Operating lease liability	$ 196,130

NOTE 6 – DEFINED CONTRIBUTION PLAN

The Company has established a Simplified Employee Pension plan, which provides for contributions of up to 25% of employee compensation. Accrued pension contributions for the year ended December 31, 2025 are $50,000.

NOTE 7 – INCOME TAXES

For the year ended December 31, 2025, the current and deferred components of the income tax expense (benefit) from continuing operations are as follows:

	Current	Deferred	Total
Federal	$ 40,988	$ (689)	$ 40,299
State and local	9,562	(118)	9,444
Tax expense from continuing operations	$ 50,550	$ (807)	$ 49,743

For the year ended December 31, 2025, the Company's domestic income before income taxes was $199,574. The Company does not have any income from foreign sources and therefore does not have any foreign tax expense.

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	Amount	Percent
U.S. federal statutory tax rate	$ 41,911	21.0%
State and local income taxes, net of federal income tax effect **(a)**	7,436	3.7%
Nontaxable or nondeductible items:		
Meals and entertainment	396	0.2%
Effective tax rate	$ 49,743	24.9%

(a) State taxes in Missouri made up the majority (greater than 50 percent) of the tax effect in this category.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2025.

The temporary difference giving rise to the $15,337 deferred income tax liability is due to the timing of the deduction for prepaid expenses.

NOTE 7 – INCOME TAXES (continued)

For the year ended December 31, 2025, the Company made payments to the following jurisdictions:

Federal	$ 51,215
State and local:	
Missouri	9,162
Other	2,526
Income taxes paid (net of refunds received)	$ 62,903

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2021.

NOTE 8 – REAL ESTATE

Real estate consists of the cost of a 50% interest in two residential condominium units acquired for use as rental properties that had not been placed in service as of December 31, 2025. The other 50% interests are owned by M&A Securities Group, Inc., a related entity discussed in Note 3.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2026, the date on which these financial statements were available to be issued, and determined there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

I. Computation of Net Capital Under SEC Rule 15c3-1

Total stockholder's equity	$ 1,185,077
Deferred tax liability	15,337
Non-allowable assets	(574,906)
Net capital before haircuts on security positions	625,508
Haircuts on security positions:	
Exempt securities, money market mutual fund at 2% of $578,906	(11,578)
Net capital	613,930
Minimum net capital required, the greater of $5,000 or 6 2/3% of	
aggregate indebtedness	(24,246)
Excess net capital	$ 589,684
Aggregate indebtedness:	
Total liabilities	$ 571,717
Less deferred taxes	(15,337)
Less lease liability to the extent of the lease asset	(192,683)
Aggregate indebtedness	$ 363,697
Percentage of aggregate indebtedness to net capital	59.24%

II. Determination of Reserve Requirements and Information Related to the Possession or Control Requirements under SEA Rule 15c3-3

The Company has no reserve requirement or possession or control obligations under SEA Rule 15c3-3 as its business is limited to private placements and advisory services related to mergers and acquisitions and operates in reliance on footnote 74 to SEC Release 34-70073.

III. Reconciliation Pursuant to SEC Rule 17a-5(d)(2)

There are no material differences between the computation of net capital above and the Company's computation as reported in its unaudited FOCUS Report Form X-17A-5 Part IIA as of December 31, 2025. Therefore, no reconciliation is required.



Burch & Co. Inc.

EXEMPTION REPORT

During fiscal year 2025 to the best of my knowledge and belief, Burch & Company, Inc. ("Burch") did not hold funds or safe keep customer securities.

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements and advisory services related to mergers and acquisitions.

Burch & Company Inc., therefore, operated in reliance on footnote 74 to SEC Release 34-70073 and confirms the following:

1. Did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4
2. Did not carry accounts of or for customers
3. Did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3

Jessica B. Pastorino

President

4151 N. Mulberry Drive, Suite 235 • Kansas City, MO 64116
Telephone 816-842-4660 • Fax 816-842-4662 • www.burchco.com

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Burch & Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Burch & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Burch & Company, Inc. did not claim an exemption from 17 C.F.R. §240.15c3-3 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements and advisory services related to mergers and acquisitions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and did not have possession of any customer funds or securities in connection with their activities throughout the most recent fiscal year without exception.

Burch & Company, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Question and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Burch & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions.

David Lundgren & Co

Olathe, Kansas
February 27, 2026

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Burch & Company, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Burch & Company, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Olathe, Kansas
February 27, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

> Determination of "SIPC NET Operating Revenues" and General Assessment for:
> *MEMBER NAME*   *SEC No.*
> BURCH & COMPANY INC   8-52121
> For the fiscal period beginning _____1/1/2025_____ and ending __12/31/2025__

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 26,156,248.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 26,156,248.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	$ 100,000.00

Deductions in excess of $100,000 require documentation

5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
	c Enter the greater of line 5a or 5b	$ 0.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 100,000.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 26,056,248.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 39,084.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 20,038.00	
11	**a** Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2025 SIPC-6 and 6A(s)	$ 20,038.00		
	d Add lines 11a through 11c		$ 20,038.00	
12	**LESSER** of line 10 or 11d.			$ 20,038.00
13	**a** Amount from line 8		$ 39,084.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 20,038.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 19,046.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 19,046.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-52121	DEA: FINRA	2025	Dec

MEMBER NAME BURCH & COMPANY INC
MAILING ADDRESS 4151 N MULBERRY DR STE 245
KANSAS CITY, MO 64116

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

BURCH & COMPANY INC	Jenifer Burch
(Name of SIPC Member)	(Authorized Signatory)
2/17/2026	jenburch@burchco.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.